United States securities and exchange commission logo





                              June 20, 2024

       Julia Qian
       Chief Financial Officer
       Health In Tech, Inc.
       701 S. Colorado Ave, Suite 1
       Stuart, FL 34994

                                                        Re: Health In Tech,
Inc.
                                                            Amendment 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 28,
2024
                                                            File No. 377-07195

       Dear Julia Qian:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 17, 2024 letter.

       Form DRS S-1 submitted May 28, 2024

       Prospectus Summary, page 1

   1. We note your response to comment 3 and that you still use similar terms describing your services, such as the
third paragraph on page 5 and the final paragraph on page 57 where you state, "Our
transformative approach..." We also note the charts on pages 2 and 3 where you state "Hi
Card transforms the landscape..." Please provide the basis for your statements and clarify
the extent to which competitors provide similar services.
   2. We also note the statement on page 2 that the platforms of your competitors, "typically large insurance
companies," are not "fully digital solutions for specific information." You also state that these
"traditional methods are often cumbersome and time-consuming."
                                                        Revise to clarify the
extent to which insurance companies and other types of competitors
 Julia Qian
Health In Tech, Inc.
June 20, 2024
Page 2
         have "fully digital solutions." Your revised disclosure should explain the basis for why you believe your competitors' platforms are "cumbersome and time-consuming" compared to yours.

3. We note your response to comment 5 and revised disclosure on pages 10, 16 and 63.
         Please revise to clarify the key components of expenses and the terms of your typical contracts to provide context for statements like the one on page 16 that insurance carriers may not budget sufficient resources or may otherwise be unable to adequately service your clients. For example, are you contractually obligated to make up such shortfalls? As another example, under what circumstances are you required to make payments when TPAs and brokers set up programs between EEs and insurance
         carriers? Additionally, with respect to key types of revenues, revise page 43 to identify who pays you the "set fee charged per employee per month," the "specific percentage from the premium received," and the "consistent per employee monthly fee."
4.       We note the revised disclosure on page 63 that you are not a TPA, which "have a
         contractual relationship with small businesses to administer their
employees    health
         benefits." Please revise to clarify the scope of the services you provide to your business customers. We also note the statement that you are not an insurance carrier, "because we do not directly offer policies." Please revise to clarify the extent to which you act as a broker. Provide consistent disclosure in the Business section. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
42

5. Please refer to prior comment 13. It is unclear how the revisions made in your amendment addressed the issues in prior comment 13, thus we are reissuing the comment. Please
         revise your Management   s Discussion and Analysis of Financial
Condition and Results of
         Operations section to discuss your financial condition and changes in financial condition for each of the periods presented as required by Item 303 of Regulation S-K. Refer to SEC
         Release Nos. 33-6835 and 33-8350.
Number of Enrolled Employees (EEs) Enrolled Medical Health Plan Billed, page 42

6. Please refer to prior comment 15. Please revise to clarify the difference between PEPM and EE. To the extent there is a material difference, please tell us how you considered also disclosing PEPM considering that service revenues comprised 57% of total revenues.
Cost of revenues,
FirstName         page 43 Qian
           LastNameJulia
Comapany
7.         NameHealth
       Please            In Tech,
              revise to explain   Inc.captive management is and more clearly
discuss the risks
                                what
       associated
June 20, 2024 Pagewith
                    2 your service offerings that the captive management companies minimize.
FirstName LastName
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
June        NameHealth In Tech, Inc.
      20, 2024
June 20,
Page  3 2024 Page 3
FirstName LastName
Revenues, page 43

8. We note your disclosure that SMR is a program manager, and that ICE is a Managing
         General Underwriter (MGU). Please revise to compare and contrast the key services provided by a program manager and a MGU highlighting any key similarities, differences and any interconnectedness between the services provided. For example, explain the degree to which SMR provides services and generates revenue unrelated to underwriting services provided by ICE. Also explain the extent to which SMR and ICE focus on different geographies and/or cross sell their products.
9. We note your disclosure that HI Card provides medical claims access data and claims
         negotiation for all of SMR   s programs    members. Please revise here
and elsewhere as
         needed to disclose the percentage of HI Card   s revenue generated
through SMR and the
         percentage generated through other sources to ensure investors understand the nature of
         HI Card revenue streams, whether it is a stand-alone product and the degree to which it is an add-on product for SMR.
10. Please revise here and elsewhere as necessary to more clearly distinguish whether your underwriting services with eDIYBS are sold as a stand-alone service or as an add-on
         product, and the degree to which it is sold in connection with SMR   s
program
         management activities. For example, disclose the percentage of revenues from underwriting modeling that is generated through SMR and the percentage that is generated through other sources.
Cost of revenues, page 47

11. Please revise here and in your discussion of the trend in cost of revenues for 2022 and
         2023 on page 50 to more clearly explain the reason(s) for the material increase in captive management costs during the periods presented. If true, clarify that in prior periods these services were performed by a consolidated entity that was sold in May 2023 and the related costs for the prior periods are presented in discontinued operations.
Revenue Recognition, page 54

12. For the claims negotiation services performance obligation, please address the following:

                Revise to disclose which subsidiary performs this performance obligation.
                Tell us which parties have signed contracts with you to obtain your claims negotiating services.
                Tell us and revise as needed to discuss the typical facts and circumstances related to the claims negotiation process. For example, clarify which parties are negotiating
              (i.e., insurance carrier and healthcare provider, insured and healthcare provider, etc.), why the parties are negotiating, and the typical issues being negotiated. If the negotiations are between the insured and the healthcare provider, please tell us which party is contractually obligated to provide these services to the insured.
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
June        NameHealth In Tech, Inc.
      20, 2024
June 20,
Page  4 2024 Page 4
FirstName LastName
                Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
                Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.
13. For the access to medical claims data performance obligation, please address the following:

                Revise to disclose which subsidiary performs this performance obligation.
                Tell us which parties have signed contracts with you to obtain your medical data repository services.
                Tell us which party is contractually obligated to provide these services to the insured.
                Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
                Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.
14. For the program and platform management services performance obligation, please address the following:

                Revise to disclose which subsidiary performs this performance obligation.
                Tell us which parties have signed contracts with you to obtain your program and platform management services.
                Describe the typical services provided in a program and platform management service and clarify which party these services benefit.
                Provide us examples of how you optimize the cost of healthcare. Clarify for us the objective of these services. For example, do your services result in
              paying healthcare providers less, paying carriers less, reducing the costs of administering health care plans, etc.
                Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606.
                Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
June        NameHealth In Tech, Inc.
      20, 2024
June 20,
Page  5 2024 Page 5
FirstName LastName
              customers is clear and complies with the guidance in ASC 606-10-50-12.
15. For the underwriting modeling and risk services performance obligation, please address the following:

                Revise to disclose which subsidiary performs this performance obligation.
                Tell us which parties have signed contracts with you to obtain your underwriting modeling and risk services.
                Identify for us each individually promised good or service and describe in simple terms how the contracted party utilizes these items and how the contracted party benefits from these items. For example, specifically explain what risk is being mitigated and how the contracted party will benefit from these services.
                Tell us how you determined if each promised good or service is distinct. Specifically, explain how you determined if risk services are distinct from underwriting services.
                Tell us how you determined the transaction price. Tell us the contractual terms that determine the amount of consideration you are entitled to. Specifically tell us if this amount is fixed and determined at the time the policy is sold, if it is based on the actual premiums paid by a small business over a period, etc.
                Tell us how you considered if you satisfy your underwriting modeling performance obligation at a point in time (e.g., when the health care policy is sold). If it is satisfied over time, please explain what underwriting services are performed after the policy is sold and how they are provided.
                Tell us how you considered which parties are your customers under ASC 606 considering the definition of a customer in ASC 606-10-25-1. If your identified customer does not have a contract with you, please tell us how you considered this fact in your determination and how this is consistent with the definition of a customer in ASC 606. Specifically tell us how you considered if your customer was a carrier, broker or third-party administrator.
                Revise your accounting policy and other disclosure throughout your filing as needed to ensure information about this performance obligation in your contracts with customers is clear and complies with the guidance in ASC 606-10-50-12.
Other Receivables, page 56

16.      Please refer to prior comment 21 and address the following:

                Revise to provide additional background information related to the deferred administrative surplus/positive claim fund balance. Based on your disclosure on pages 56 and 60, it appears that this may represent existing cash deposits already made by small businesses. Please tell us in detail why this is considered a receivable, who is contractually obligated to pay it, what the obligation relates to and the expected time period for collection. Please revise your disclosure to more clearly describe the nature of the asset purchased.
                More clearly explain to us your historical interactions related to collecting similar
 Julia Qian
FirstName   LastNameJulia Qian
Health In Tech, Inc.
Comapany
June        NameHealth In Tech, Inc.
      20, 2024
June 20,
Page  6 2024 Page 6
FirstName LastName
              RCM receivables and your assessment of your current ability to collect the amounts due. For example, clarify if your collections personnel historically collected similar
              RCM receivables, the level of difficulty in collecting amounts due, whether current collections personnel/management have relevant experience collecting similar amounts, any particular risks in collecting the receivables using standard collection procedures, etc.
                Revise to describe your policy for recording payments received and specifically discuss how you recognize income and the amount of income recognized during each period presented.
Business, page 59

17. Please revise to provide basic background information of a typical self-funded plan.
         Specifically address the following:

                Explain the key features of a self-funded plan, the key services that are provided, which party a SME pays for these services and how payments are structured (e.g., upfront payments, monthly fees/premiums, etc.).
                Explain the key characteristics of TPAs, brokers, MGUs, Carriers and any other party involved in typical self-funded plan.
                Explain the role these parties play in a self-funded plan. Compare and contrast the characteristics of, and roles and services provided by these
              parties to clearly show how they are integrated in a self-funded plan.
                We note your disclosure on page 16 regarding the insurance provided by carriers.
              Noting that the plans are described as self-funded, more clearly describe what insurance is provided in a self-funded plan.
                Explain which parties, in a typical self-funded plan, utilize each product or service you provide.
                Explain what roles each of your subsidiaries play in a self-funded plan.
18. We note your response to comment 7 and your removal of "30%" in several places.
         However, we also note "30% lower cost" in the first chart on page 61. Please provide the basis for this figure.
Notes to the Consolidated Financial Statements, page F-7

19. Please revise to disclose concentrations with any parties (e.g., carriers, TPAs, brokers,
         MGUs, etc.) considering the guidance in ASC 275-10-50-16.
General

20. We note your response to comment 27 and the statement on page 2 of the "process governed by our internal governance policy on utilizing AI." We also note your risk factor on page 23 relating to certain AI risks. Please include all limitations or risks in relying on
         AI technology obtained from third-party service providers and provide disclosure about your internal governance policy on utilizing AI including risk management. Your
 Julia Qian
Health In Tech, Inc.
June 20, 2024
Page 7
       discussion of risks should include the processes used to mitigate third-party AI risks including data security and privacy risks, cybersecurity risks and any other risks you have identified. Also, further clarify your process for internal governance on utilizing AI, including how you evaluate and assess AI systems and prevent biases in training data and algorithms.
       Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJulia Qian
                                                            Division of
Corporation Finance
Comapany NameHealth In Tech, Inc.
                                                            Office of Finance
June 20, 2024 Page 7
cc:       Alexandria E. Kane
FirstName LastName